As filed with the Securities and Exchange Commission on April__, 1997. Registration No. 333-20849

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                        PRE-EFFECTIVE AMENDMENT NO. 2 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------
                        PHARMACEUTICAL FORMULATIONS, INC.
             (Exact name of registrant as specified in its Charter)
           DELAWARE                                            22-2367644
(State or Other Jurisdiction of                              (I.R.S. Employer
 Incorporation or Organization)                          Identification Number)

            460 PLAINFIELD AVE., EDISON, NJ 08818; TEL: 908-985-7100
              (Address Including Zip Code, and Telephone Number of
                    Registrant's Principal Executive Offices)
                            FRANK MARCHESE, SECRETARY
                        PHARMACEUTICAL FORMULATIONS, INC.
                               460 PLAINFIELD AVE.
                                EDISON, NJ 08818
                                 (908) 985-7100
            (Name, Address Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                             ----------------------
                        Copies of all correspondence to:
                          STROOCK & STROOCK & LAVAN LLP
                                 180 Maiden Lane
                            New York, New York 10038
                           Attn: David W. Lowden, Esq.

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
        As soon as practicable after this Registration Statement becomes effective.
                             -----------------------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. x/

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |_|

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------
                         CALCULATION OF REGISTRATION FEE
==============================================================================
Title of             Amount to be     Proposed    Proposed      Amount of
Shares to be           Registered      Maximum     Maximum     Registration
Registered                            Aggregate   Aggregate         Fee
                                      Price per   Offering
                                       Unit(2)    Price(2)
------------------------------------------------------------------------------
Common Stock,         400,000(1)       $.9685      $387,400       $117.39
$.08 par  value

==============================================================================

(1) This Registration Statement covers shares owned by a selling stockholder which shares may be offered from time to time by the selling stockholder.
(2)      The registration fee was previously computed and paid, with the proposed per unit price being estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c), based on the average of the bid and asked price of the Common Stock on January 29, 1997 as reported by the North American Quotations, Inc.
                             -----------------------
         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED _________, 1997

                                   PROSPECTUS
                             -----------------------

                        PHARMACEUTICAL FORMULATIONS, INC.
                             ----------------------

                         400,000 Shares of Common Stock


     This Prospectus relates to up to 400,000 shares (the "Shares") of Common Stock, par value $.08 (the "Common Stock") of Pharmaceutical Formulations, Inc. (the "Company"), which may be offered from time to time by the selling stockholder named herein (the "Selling Stockholder"). See "Selling Stockholder." The Company shall pay all expenses incident to the registration of the Shares, including, without limitation, the cost of preparing this Registration Statement, all registration and filing fees, printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and all independent certified public accountants retained by the Company. The Selling Stockholder shall pay all expenses relating to the sale including any commissions, discounts or other fees payable to broker-dealers and any attorney fees or other expenses incurred by such Selling Stockholder, as well as fees and expenses of compliance with state securities or "blue sky" laws. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholder. The Company will receive the proceeds from the issuance of Shares to the Selling Stockholder upon exercise of certain warrants, which will be used for general working capital purposes.

     The Selling Stockholder has not advised the Company of any specific plans for the distribution of the shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) in the over-the- counter market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholder and the brokers and dealers through whom sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The Company's Common Stock is traded on the over-the-counter market (OTC Bulletin Board symbol "PHFR"). The average of the bid and asked price of the Common Stock as reported by North American Quotations, Inc. on April 14, 1997 was $.825 per share.


                               -----------------

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                           ---------------------------


            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                 ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                           ---------------------------


                 The date of this Prospectus is April ___, 1997

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C., a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered by this Prospectus. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the securities offered hereby.

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's public reference facilities, maintained by the Commission in Washington D.C., and at certain of its Regional Offices, during business hours. The current address of each such facility is set forth below. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington D.C. 20549, at prescribed rates. Furthermore, the Commission maintains a Web site that contains reports, proxy statements and other information filed electronically by the Company with the Commission. The address of such Web site is http://www.sec.gov.

Current Addresses of SEC Public Reference Facilities

Public Reference Room    New York Regional Office   Chicago Regional Office
450 Fifth St., NW        7 World Trade Center       Northwestern Atrium Center
Room 1024                13th Floor                 500 West Madison Street,
Washington D.C. 20549    New York, NY 10048         Suite 1400
                                                    Chicago, Illinois 60661

                      INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission are delivered herewith and incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended June 30, 1996, as amended by Amendments Nos. 1, 2 and 3 by Forms 10- K/A, (ii) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, and (iii) Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, as amended by Amendment No. 1 on Form 10-Q/A.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests should be directed to Frank Marchese at the Company, 460 Plainfield Avenue, Edison, NJ 08818. The Company's telephone number at that location is 908-985-7100.

                                   THE COMPANY

     The Company was incorporated in Delaware on June 3, 1981. It is primarily engaged in the manufacture and distribution of nonprescription ("over the-counter" or "OTC") solid dosage pharmaceutical products in tablet, caplet and capsule form (collectively, "Generic OTC Products"), which are sold under its customers' store brands or other private labels. The Company also manufactures products for national brand pharmaceutical companies. To a limited extent, the Company also sells Generic OTC Products under its own trade name, Health+Cross(TM). The Company's principal executive offices are located at 460 Plainfield Avenue, Edison, NJ 08818 and its phone number is 908-985-7100.

                               RECENT DEVELOPMENTS

     At the last annual stockholders meeting, held on November 6, 1997, ICC Industries Inc. ("ICC"), the holder of 67% of the outstanding common stock of the Corporation, nominated six individuals to serve as directors of the Corporation and such nominees were elected. As noted in the Company's Information Statement with respect to such annual meeting, the Board voted thereafter to reduce the size of the Board of Directors from six persons to three persons and the newly elected directors other than Messrs. Ray Cheesman, Charles LaRosa and John Oram tendered their resignations. There was no dispute between the Corporation and the directors who resigned.

     As the majority stockholder of the Corporation, ICC has the ability to elect such persons to the Board of Directors as it so wishes. At this time, however, only one employee of ICC, John Oram, serves on the Board. No changes are expected in the relationship between the Corporation and ICC as a result of the recent change in composition of the Board of Directors.

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk, including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

     1. HISTORY OF LOSSES AND STOCKHOLDERS' DEFICIENCY. As of December 31, 1996, the Company had stockholders' equity of $381,000. Until its most recent fiscal quarter, the Company had a stockholder's deficiency since September 1995. The Company has sustained substantial losses in many quarterly and full year periods since its inception of operations. Within the last five completed fiscal years, it has suffered net losses in two years ($3,465,000 in fiscal 1996 and $2,314,000 in fiscal 1992) and net income in the other three years ($2,046,000 in fiscal 1995, $2,211,000 in fiscal 1994 and $1,706,000 in fiscal 1993). The
Company had net income for the six months ended December 31, 1996 of $742,000 and net income for the three months ended September 30, 1996 of $211,000. There can be no assurance, however, that the Company's business operations will continue to be profitable.

     2. RELIANCE UPON CERTAIN CUSTOMERS. Sales to Revco D.S., Inc., accounted for $11,078,000 (20%), $14,536,000 (25%) and $8,756,000 (16%) of the Company's
net sales for fiscal 1996, 1995 and 1994, respectively. Sales to Walgreen Company were $7,609,000 (14%), $8,373,000 (14%) and $8,684,000 (16%) for fiscal
1996, 1995 and 1994, respectively. Sales to Price-Costco, Inc. were $6,508,000 (12%), $6,892,000 (12%) and $4,488,000 (8%) in fiscal 1996, 1995 and 1994, respectively. The loss of either Revco, Walgreen or Price-Costco as a customer of the Company may have an adverse effect upon the business operations of the Company. Revco has entered into a merger agreement with CVS Corporation, which agreement is subject to stockholder and regulatory approval. It is too early to determine the effects, if any, of this possible merger on the financial position or results of operation of the Company.

     3. RELIANCE UPON ICC. ICC, the Company's majority stockholder, has assisted the Company in many ways over the past five years. It has in past times been a significant customer of and supplier to the Company and currently is providing lease financing for certain machinery and equipment for the expansion of the Company's production capacity. It has also provided equity capital to the Company in the form of cumulative redeemable convertible preferred shares of stock purchased in fiscal 1996 for $2,500,000 and the Company and an affiliate of ICC have entered into a cooperative joint venture regarding the manufacture of Cimetidine, an anti-ulcer drug, as to which ICC shall be the exclusive source of raw materials and for which ICC will receive certain royalties based on net sales. For the years ended June 30, 1996, 1995 and 1994, sales to ICC were $0, $0 and $9,267,000; inventory purchases from ICC were $795,000, $1,219,000 and $14,300,000; service and finance fees paid to ICC were $488,000, $575,000 and $906,000; accounts payable to ICC were $334,000, $118,000 and $3,233,000;
equipment lease obligations due ICC were $4,635,000, $3,497,000 and $3,251,000 and other receivables from ICC were $213,000, $0 and $0. The loss of ICC as a source of financing at a time when alternative funding sources are not available could have a material adverse effect upon the financial condition and operations of the Company.

     4. CASH REQUIREMENTS TO SUSTAIN OPERATIONS. The Company currently has, and will continue to have, substantial cash requirements to fund its operations and service debt. Although the Company has been operating profitably since the quarter ended September 30, 1996 and has been able to generate sufficient cash to fund its operations, there can be no assurance that the Company will continue to operate profitably. If the Company were to require funds in excess of its cash flows and current borrowing capabilities, there can be no assurance that any loans, lines of credit or other future financings the Company may obtain will be sufficient to meet its cash requirements. In addition, the amount of funds available under the Company's present line of credit is based upon levels of its inventory and receivables acceptable to its institutional lender which have been modified periodically to accommodate the Company's needs. The failure of the Company to obtain additional financing, if required, on terms acceptable to the Company could have an adverse effect on its operations.

     5. POSSIBLE ADVERSE EFFECTS OF LOAN COVENANTS UNDER INSTITUTIONAL LENDING AGREEMENTS; PLEDGE OF THE COMPANY'S Assets. As of December 31, 1996, the Company was indebted to its institutional lender under a revolving credit loan facility (the "Revolving Loan") and an equipment and term loan (the "Term Loan Facility") (collectively, the "Facility Loans") in the total amount of $14,340,000. The agreements with the institutional lender contain certain loan covenants which, among other things, prohibit the Company from making dividend payments, limit the Company's annual capital expenditures and net loss and require the Company to maintain minimum working capital and net worth. At June 30, 1996, the Company was not in compliance with the minimum loss covenant, which noncompliance was waived. Although the Company does not believe that it will be in violation of its loan covenants in the future, there can be no assurance that the Company will not be in violation of certain covenants of the Facility Loans in the future, or that the lender will waive any such non-compliance. In addition, the loans under the Facility are secured by the Company's accounts receivable, inventory, equipment, machinery and substantially all of the Company's intangible assets. The Company's pledge of its assets as security for these loans restricts the Company's ability to seek additional asset-based financing, and may have the effect of limiting the Company's operations or growth. Furthermore, the provisions of the Term Loan require payments of $34,000 per month until February 4, 1999, at which time any remaining principal indebtedness under the Facility will be due. There can be no assurance that the Company can pay or refinance the loans on or before such date.

     6. CONTROL BY MAJORITY STOCKHOLDER. As of the date of this Prospectus, ICC owned a total of 19,635,894 shares of the Company's Common Stock, representing approximately 66.5% of the total number of shares outstanding on that date. Accordingly, ICC has the ability to elect all of the Company's directors, increase the authorized capital, dissolve, merge or sell the assets of the Company and generally exert substantial control over the business and operations of the Company.

     7. COMPETITION. Competition in the pharmaceutical industry is intense. The Company competes not only with numerous manufacturers of generic over the counter products, but also with the brand name drug manufacturers, most of which are well known to the public, and are promoted and distributed by major pharmaceutical companies. Many of the Company's competitors, including all of the manufacturers or distributors of brand name drugs, have greater financial and other resources and are, therefore, able to expend more effort than the Company in areas such as product development and marketing.

     8. GOVERNMENT REGULATION. The operations of the Company are subject to regulation by the FDA. Substantially all of the Company's current products are not considered new drugs by the FDA and do not require its approval prior to sale under current rules and regulations. The FDA has not made a final determination regarding the new drug status of products under OTC Drug Review and the Company will be required to conform to the final regulations once they become effective. In the event that the final regulations require the Company to expend substantial sums to maintain FDA compliance, the Company could be materially, adversely affected thereby. Such products must be produced and marketed in accordance with strict regulations and guidelines established by the FDA as they currently exist. The facilities and products of the Company are all subject to periodic inspections and testing by the FDA. To the extent that the Company fails to comply with the FDA's regulations and guidelines, the FDA can cause the Company to cease manufacturing and distributing non-complying products, and can seize and prohibit the sale of non-complying products and halt operations of non-complying manufacturers.

     9. ICC'S LIMITED PREEMPTIVE RIGHTS; ADDITIONAL SHARES ISSUABLE TO MANAGEMENT UNDER CERTAIN CIRCUMSTANCES. Under the 1991 option agreement with ICC (the "ICC Option Agreement"), ICC was granted certain rights to acquire additional shares of the Company's Common Stock in the event that additional shares of Common Stock are issued by the Company pursuant to (i) outstanding rights; (ii) in settlement of any debts outstanding on September 24,1992; or
(iii) to management (collectively, the "Limited Preemptive Rights"). The number of shares currently issuable to ICC under its Limited Preemptive Rights is approximately 3,777,000 shares (based on a total number of outstanding rights existing on December 31,1996 of 1,889,000, subject to adjustment, at a price equal to the lesser of the exercise price (or conversion price as the case may be), of the outstanding rights or $.25 (except with respect to certain warrants to purchase 400,000 shares of the Company's Common Stock granted to management in September 1992, in which case the amount is $.50). In addition, if the Limited Preemptive Rights are exercised by ICC, in whole or in part, up to approximately 170,000 shares are issuable to management.

     10. NO ASSURANCE OF ACTIVE TRADING MARKET. The Company's Common Stock is traded in the over-the-counter market with prices quoted in the "pink sheets." Trading to date has been limited with a limited number of shares traded. The prices quoted in the pink sheets do not represent actual transactions. While the Company is endeavoring to meet the requirements for stock exchange or Nasdaq listing, there can no assurance that such listing can be obtained or that an active trading market for the Common Stock will develop.


     11. BROKER-DEALER SALES OF COMMON STOCK. The Common Stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their shares in the secondary market. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 (the "Penny Stock Rule") also requires additional disclosure in connection with any trades involving a stock defined as penny stock (any non- Nasdaq equity security that has a market price or exercise price of less than $5.00 per share and less than $2 million in net tangible assets, subject to certain exceptions). Unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the SEC explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquires about the broker/dealer's disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale. Disclosure must also be made about commissions payable to both the broker/dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock hold in the account and information on the limited market in penny stocks.


                                 USE OF PROCEEDS

     The Company will receive no proceeds from any sale of the Shares being offered hereby. The Company, however, did receive approximately $50,000 upon exercise of warrants with respect to 100,000 shares of stock owned by the Selling Stockholder and will receive approximately $75,000 if the Selling Stockholder exercises the outstanding warrants for 300,000 shares currently held by the Selling Stockholder, which proceeds will be used for general working capital. The Company will bear all expenses of the offering except the brokerage, legal, accounting and other professional fees incurred by the Selling Stockholder and fees and expenses of compliance with state securities or "blue sky" laws. The expenses to be paid by the Company are estimated to be approximately $15,000.


                           DESCRIPTION OF COMMON STOCK

     The following description of the common stock of the Company is subject to the Delaware General Corporation Law (the "GCL") and to provisions contained in the Company's Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and By-Laws, copies of which have been filed as exhibits to documents previously filed by the Company with the Commission and are incorporated by reference into the Registration Statement. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

COMMON STOCK

     The Company's Certificate of Incorporation presently authorizes 40,000,000 shares of Common Stock, $.08 par value per share. The Shares of Common Stock have no preemptive or other subscription rights, have no conversion rights, and are not subject to redemption. All shares of Common Stock now outstanding are, and the shares of Common Stock issuable upon payment of interest on outstanding debentures, upon conversion of outstanding debentures or upon exercise of outstanding warrants and options, will be, when issued, fully paid and non-assessable and not subject to other call or assessment. No personal liability will attach to the ownership thereof.

     The holders of the Common Stock are entitled to one vote for each share held. The Common Stock has noncumulative voting rights, which means that holders of more than 50% of the shares voting for the election of directors can elect all of the directors and take any other action, if they so determine. As of March 26, ICC owned approximately 67% of the Company's Common Stock. Accordingly, ICC can elect all directors and take any other action, and the holders of the remaining shares are not able to elect any directors or take any action.

     In the event of the liquidation, dissolution or winding up of the Company, either voluntarily or involuntarily, the holders of the outstanding shares of Common Stock are entitled to receive a PRO RATA portion of such net assets of the Company as are subject to distribution after payment of all liabilities including principal of and interest on the Company's 8% Debentures and the 8.25% Debentures and Series A Cumulative Redeemable Convertible Preferred Stock. There are no liquidation rights with respect to the warrants or stock options now outstanding.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation law of the State of Delaware provides for indemnification as set forth in Section 145 thereof. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and amounts of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law. Article EIGHTH of the Company's Certificate of Incorporation also eliminates the potential monetary liability of directors for unintentional errors in their deliberations or judgments. In addition, Article NINTH of the Company's Certificate of Incorporation provides the following:

     "NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation shall provide for the advance payment of all indemnified expenses."

                               SELLING STOCKHOLDER

     The Selling Stockholder, Patricia Cohen, currently beneficially owns 400,000 shares of Common Stock, consisting of 100,000 shares which she currently owns and 300,000 shares which she may acquire upon the exercise of outstanding warrants (in the aggregate, approximately 1.3% of the outstanding shares). Ms. Cohen is offering for sale all of such shares, to the extent that the warrants therefore are exercised. If all of such shares are sold, she will thereafter beneficially own no shares of Common Stock.


                              PLAN OF DISTRIBUTION

     Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholder or by pledgees, donees, transferees or other successors-in- interest, pursuant to this Prospectus or Rule 144 under the Securities Act (or any other applicable exemption from registration under the Securities Act). The Selling Stockholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholder may sell the Shares being offered hereby in one or more transactions, including block transactions, in the over-the-counter market, on any exchange or quotation system on which the Common Stock may be in the future admitted for trading (collectively, "Exchanges") pursuant to and in accordance with the applicable rules of such Exchanges (currently the Common Stock of the Company is not traded on any Exchange), in negotiated transactions or in a combination of any such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.


     The Shares may be offered directly, to or through agents designated from time to time or through brokers or dealers, or through any combination of these methods of sale. Such agent, broker or dealer may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). A member firm of an Exchange may be engaged to act as the Selling Stockholder's agent in the sale of Shares by the Selling Stockholder. Brokerage fees will be paid by the Selling Stockholder. The Selling Stockholder and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. All expenses of registration incurred in connection with this offering are being borne by the Company, but all brokerage commissions, costs of any Blue Sky filings and other expenses incurred by individual Selling Stockholder will be borne by such Selling Stockholder.


     Upon the Company being notified by the Selling Stockholder that any material arrangement has been entered into with a broker or dealer for the sale of Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of Shares involved, (c) the price at which such Shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented and (f) other facts material to the transaction.


     The Selling Stockholder may indemnify any broker-dealer or other person that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     At the time a particular offer of the shares of Common Stock registered hereunder is made, if required, a Prospectus Supplement will be distributed that will set forth the number of shares being offered and the terms of the offering including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter for securities purchased, any discount, commission and other item constituting compensation and any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     There can be no assurance that the Selling Stockholder will sell all or any of the shares of Common Stock offered hereunder.

                                  LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for the Company by Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038. Stroock & Stroock & Lavan LLP has generally represented, and may continue to represent, the Company and its affiliates in connection with certain legal matters.

                                     EXPERTS

     The financial statements and schedule incorporated by reference in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants to the extent and for the periods set forth in their reports, incorporated herein by reference, and are incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting.

==============================================================


     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES TO ANY PERSON OR BY ANY PERSON, IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH OFFER, SOLICITATION OR SALE. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE OFFERING OF THE COMPANY TO THE DATE HEREOF.

                                TABLE OF CONTENTS

Available Information.........................   2
Information Incorporated by Reference.........   2
The Company...................................   3
Recent Developments...........................   3
Risk Factors..................................   3
Use of Proceeds...............................   7
Description of Common Stock...................   7
Selling Stockholder...........................   8
Plan of Distribution..........................   9
Legal matters.................................  10
Experts.......................................  10

==============================================================


                    400,000 SHARES

                  PHARMACEUTICAL
                FORMULATIONS, INC.


                   COMMON STOCK

                  -------------
                    PROSPECTUS
                  -------------



                  APRIL --, 1997


=============================================================

                                     PART II


                           INFORMATION NOT REQUIRED IN

                                   PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of Common Stock being registered hereby (all amounts are estimated except the registration fee):

     Registration Fee........................     $     117
     Legal Fees and Expenses.................        10,000
     Accounting Fees and Expenses............         1,500
     Blue Sky Fees and Expenses..............         5,000
     Miscellaneous Expenses..................         3,383
                                                 ----------
                           Total.............       $20,000
                                                    =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The General Corporation law of the State of Delaware provides for indemnification as set forth in Section 145 thereof. The effect of such provisions is to indemnify the directors and officers of the Company against all costs, expenses and amounts of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with the Company, to the fullest extent permitted by law. Article EIGHTH of the Company's Certificate of Incorporation also eliminates the potential monetary liability of directors for unintentional errors in their deliberations or judgments. In addition, Article NINTH of the Company's Certificate of Incorporation provides the following:



         "NINTH: The Corporation shall, to the fullest extent permitted by
         Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The Corporation shall provide for the advance payment of all indemnified expenses."


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   EXHIBIT NO.             DESCRIPTION
   -----------             -----------

         4.1               Specimen Common Stock Certificate of the
                           Registrant.*

         5.1 Opinion of Stroock & Stroock & Lavan LLP with respect to the shares of Common Stock registered hereunder.*

         10.1 Employment Agreement with Max A. Tesler, as extended (1) **

         10.2 Employment Agreement with Anthony Cantaffa, as extended (1)**

         10.3              Employment Agreement with Charles E. LaRosa (2) **

         10.4 Loan and Security Agreement between Fidelcor Business Credit Corporation and the Registrant (formerly known as PharmaControl Corp.) (3)

         10.5 Agreement dated September 6, 1991 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (4)

         10.6 Agreement dated September 24, 1992 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (5)

         10.7 Agreement dated March 29, 1993 among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (6)

         10.8 Agreement dated May 8, 1992, among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (5)

         10.9 Agreement dated May 28, 1992, among the Registrant (formerly known as PharmaControl Corp.)., Private Formulations, Inc. and ICC Industries Inc. (5)

         10.10 Agreement dated May 24, 1993, among the Registrant (formerly known as PharmaControl Corp.), Private Formulations, Inc. and ICC Industries Inc. (6)

         10.11 Agreement dated September 26, 1996 between the Registrant and ICC Chemical Corporation (7)

         10.12 Agreement dated September 29, 1992 among Materials Processing Technology, Inc. and the Registrant (formerly known as PharmaControl Corp.) (5)

         10.13             Form of Warrant Agreement dated October 1,
                           1992 between the Registrant (formerly known as PharmaControl Corp.) and Max A. Tesler, Anthony Cantaffa, George Chin and Sandra J. Brown) (5)**

         10.14             1994 Stock Option Plan (8)**

         13.1              Form 10-Q for the quarter ended September 30,
                           1996*

         13.2              Form 10-Q for the quarter ended December 31,
                           1996.*

         13.3 Form 10-Q/A (Amendment No. 1) for the quarter ended December 31, 1996 (filed herewith)

         24.1              Consent of Counsel to be named in the
                           Registration Statement.  Reference is made to
                           Exhibit 5.1 to this Registration Statement which contains a copy of this consent.

         24.2 Consent of BDO Seidman, LLP to be named in the Registration Statement (filed herewith)

         25.1 Power of Attorney. Reference is made to the signature pages, which contain such power of attorney.

----------------

*  Previously filed.

**Management contracts or compensatory plans:

(1) Filed with the Registrant's Annual Report on Form 10-K for the year ended June 30, 1993 and incorporated herein by reference.

(2) Filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.

(3) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated August 2, 1989.

(4) Incorporated herein by reference to the Registrant's Current Report on Form 8-K dated September 6, 1991.

(5) Filed with the Registrant*s Annual Report on Form 10-K for the year ended June 30, 1992 and incorporated herein by reference.

(6) Filed with the Registrant*s Annual Report on Form 10-K for the year ended June 30, 1994 and incorporated herein by reference.

(7)    Registration's Annual Report as Form 10-K for the year ended June 30,
       1996.

(8) Filed with the Registrant's Annual Report on Form 10-K for the year ended June 30, 1989 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

         (a)  The Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                                    (i)  To include any prospectus required by
                           Section 10(a)(3), of the Securities Act of 1933;

                                    (ii) To reflect in the prospectus any
                           facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(h) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                    (iii) To include any material information
                           with respect to the plan of distribution not previosuly disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S- 2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on the 17th day of April, 1997.

                                        PHARMACEUTICAL FORMULATIONS, INC.


                                        By: /S/ CHARLES E. LAROSA
                                             Charles E. LaRosa,
                                             President

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE                         TITLE                               DATE

                                  President
                                  (Principal Executive
                                   Officer),
                                  Chief Executive
                                  Officer, and Director
/S/ Charles E. LaRosa                                        April 17, 1997
_____________________*
  Charles E. LaRosa


                                  Vice President-Finance,
                                  Chief Financial Officer
                                  (Principal Financial
                                  Officer), Secretary and
/S/ Frank Marchese                Treasurer (Principal       April 17, 1997
____________________              Accounting Officer)
Frank Marchese


/S/ John Oram                     Chairman of the Board      April 17, 1997
________________________*
John Oram


/S/ Ray Cheesman                  Director                   April 17, 1997
____________________*
Ray Cheesman


*  By /S/ Frank Marchese
  _______________________
  (Frank Marchese, Attorney-in-Fact)

                                  EXHIBIT INDEX



Exhibit
NUMBER            DESCRIPTION

13.3              Form 10-Q/A (Amendment No. 1) for the quarter ended
                  December 31, 1996

24.2              Consent of BDO Seidman, LLP to be named in the Registration
                  Statement.